SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30821; File No. 812-14158]

Minnesota Life Insurance Company, et al.; Notice of Application

December 6, 2013

Agency: The Securities and Exchange Commission ("Commission").

Action: Notice of application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act" or "Act"), granting exemptions from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and rule 22c-1 under the Act.

Applicants: Minnesota Life Insurance Company ("Minnesota Life" or "Insurance Company"), Variable Annuity Account ("Separate Account"), and Securian Financial Services, Inc. ("SFS") (collectively, "Applicants").

Summary of Application: Applicants seek an order amending an existing order pursuant to Section 6(c) of the 1940 Act, exempting them from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and rule 22c-1 under the Act to the extent necessary to permit Applicants, under specified circumstances, to recapture certain bonuses ("Credit Enhancements") applied to cumulative net purchase payments under certain deferred variable annuity contracts issued by the Insurance Company.

Filing Date: The application was filed on May 23, 2013, and an amended and restated application was filed on August 9, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 27, 2013, and should be accompanied by proof of service on the Applicants in the form of an

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affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants, c/o Daniel P. Preiner, Counsel, Minnesota Life Insurance Company, 400 Robert Street North, St. Paul, Minnesota 55101.

For Further Information Contact: Alberto H. Zapata, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Insured Investments Office, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   Applicants seek the exemptions needed to recapture Credit Enhancements applied to cumulative net purchase payments that reach certain aggregate amounts in accordance with the formula described below made under: (i) new series (*e.g.*, B Series and L Series) of new deferred variable annuity contracts, including data pages, riders and endorsements as described below (the "New Contracts") and (ii) any deferred variable annuity contracts, including data pages, riders and endorsements, substantially similar in all material respects to the New Contracts that Minnesota Life may issue in the future ("Future Contracts") (New Contracts and Future Contracts referred to collectively as the "Contracts"). Applicants request that the relief under the order extend to any other separate accounts of Minnesota Life and their successors in

interest that support the Contracts ("Future Accounts") and any Financial Industry Regulatory Authority ("FINRA") member broker-dealers controlling, controlled by, or under common control with any Applicant, whether existing or created in the future, that in the future, may act as principal underwriter for the Contracts ("Future Underwriters").

2.   In 2007 and 2008, the Commission issued orders granting exemptions that permit, under certain circumstances, the recapture of certain Credit Enhancements (collectively, the "Existing Orders").[1] Applicants wish to leave the Existing Orders intact, thus allowing them to continue to recapture Credit Enhancements under the contracts described in those orders (collectively, the "Prior Contracts").

3.   The Existing Orders encompassed relief for future contracts substantially similar in all material respects to the Prior Contracts. Applicants state that the New Contracts differ from the Prior Contracts in the following respects: (1) the contract charges are slightly higher in some series and slightly lower in other series in the New Contracts; (2) the schedule of deferred sales charge is shorter in the L Series of the New Contracts; (3) the New Contracts offer different optional death benefit riders; (4) the New Contracts offer different optional guaranteed lifetime withdrawal benefit riders; and (5) the New Contracts do not offer the same fixed-interest allocation options. Although Credit Enhancement and recapture in the New Contracts will be administered in a manner that is substantially similar in all material respects to that of the Prior Contracts contemplated by the 2008 Order.

4.   Minnesota Life is a stock life insurance company organized under the laws of Minnesota. Minnesota Life is authorized to sell insurance and annuities in all states (except New York), and the District of Columbia. Minnesota Life is the depositor and sponsor for the

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[1]   *See* Investment Company Act Release Nos. 27960 (Aug. 30, 2007) (notice) and 27979 (Sept. 25, 2007) (order); Investment Company Act Release Nos. 28321 (Jun. 26, 2008) (notice) and 28334 (Jul. 22, 2008) (order) (the "2008 Order").

Separate Account, as those terms have been interpreted by the Commission with respect to variable annuity separate accounts. Minnesota Life may establish one or more additional Future Accounts for which it will serve as depositor.

5.   The Separate Account is a segregated investment account under Minnesota law. The Separate Account is a "separate account" as defined by Section 2(a)(37) of the 1940 Act and is registered with the Commission as a unit investment trust (File No. 811-4294). A registration statement for interests in the Separate Account offered through the New Contracts has been filed with the Commission under the Securities Act of 1933, as amended, on Form N-4, File No. 333-189593.

6.   The Separate Account is divided into a number of sub-accounts. Each sub-account invests exclusively in shares representing an interest in a separate corresponding investment portfolio of one of several series-type, open-end management investment companies. The assets of the Separate Account support one or more varieties of variable annuity contracts, including the Prior Contracts and the New Contracts, among others. Minnesota Life may issue Future Contracts through the Separate Account. Minnesota Life also may issue Contracts through Future Accounts.

7.   Securian Financial Services, Inc. ("SFS") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA. SFS serves as the principal underwriter of the Separate Account and may act as principal underwriter for Future Accounts for Minnesota Life and distributor for Future Contracts. Future Underwriters also may act as principal underwriter for Future Accounts and as distributor for any of the Contracts.

8.   The New Contracts are deferred combination variable and fixed annuity contracts that Minnesota Life may issue to individuals on a "non-qualified" basis or in connection with

certain types of retirement plans that receive favorable federal income tax treatment under the Internal Revenue Code of 1986, as amended. The New Contracts also make available a number of sub-accounts of the Separate Account to which a contract owner may allocate net purchase payments and associated Credit Enhancement(s), as described below.

9.   A contract owner's initial purchase payment must be at least $10,000 (unless a lower qualified plan limitation applies). Thereafter, a contract owner may choose the amount and frequency of purchase payments, except that the minimum subsequent purchase payment is $500 ($100 for automatic payment plans). A contract owner may make transfers of contract value among and between the sub-account options at any time. Applicants have reserved the right to impose a $10 charge for each transfer when transfer requests exceed 12 in a single contract year, but are not currently imposing the charge.

10.   The New Contracts offer a contract owner a variety of annuity payment options. The contract owner may annuitize at any time. If a deferred sales charge ("DSC") would otherwise apply to New Contract withdrawals at the time of annuitization, the DSC will be waived for amounts applied to provide annuity payments.

11.   The New Contracts provide for an annual administrative charge of $50 that Minnesota Life deducts from the New Contract's accumulation value on each contract anniversary and upon a full surrender of a New Contract if the greater of: (a) contract value or (b) purchase payments less withdrawals, is less than $50,000. For the B Series of the New Contracts, a daily mortality and expense risk charge for the base New Contract is deducted from the assets of the Separate Account at an annual rate equal to 1.15% of average account value, which is lower than the Prior Contracts contemplated by the 2008 Order. For the L Series of the New Contracts, a daily mortality and expense risk charge for the base New Contract is deducted from the assets of

the Separate Account at an annual rate equal to 1.55% of average account value, which is higher than the Prior Contracts contemplated by the 2008 Order. For each series of the New Contracts, a daily administrative charge for the base New Contract is deducted from the assets of the Separate Account at an annual rate equal to 0.15% of average account value. The New Contracts have a DSC which is applicable on surrender and withdrawal of accumulation values. Credit Enhancements are not recaptured upon surrender or withdrawal. A charge may also be assessed depending on the type of optional benefit elected, if any.

12.   The New Contracts offer a standard DSC schedule as follows:

Contract Years Since Payment	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8+
B Series Deferred Sales Charge	8.0%	8.0%	7.0%	6.0%	6.0%	5.0%	4.0%	3.0%	0%
L Series Deferred Sales Charge	8.0%	8.0%	7.0%	6.0%	0%	0%	0%	0%	0%

The DSC does not apply in any circumstances under which Credit Enhancements will be recaptured.

13.   Subject to state availability, a contract owner may elect to purchase an optional living benefit rider. There are currently eight different Guaranteed Lifetime Withdrawal Benefit optional riders available (the "GLWB Riders"), however, a contract owner may only elect a single living benefit on a New Contract. In the future, Minnesota Life may offer other living benefit riders as options under the Contracts.

14.   Minnesota Life will deduct a maximum annual charge ranging from 0.25% to 2.25% (current charges range from 0.45% to 1.50%) of the greater of the contract value or benefit base (as described in the applicable GLWB Rider) depending on which GLWB Rider is elected.

One quarter of the GLWB Rider charge will be taken three months after the GLWB Rider effective date and at the end of every three months thereafter. The charge does not apply after annuitization.

15. If a contract owner dies before the annuity start date, the New Contract provides for a death benefit payable to a beneficiary computed as described in the Application. In the future, Minnesota Life may offer other optional death benefit riders as options under the Contracts.

16. For the Highest Anniversary Value II Death Benefit, the Premier II Death Benefit, and the MyPath Highest Anniversary Death Benefit, Minnesota Life will deduct a maximum annual charge ranging from 0.30% to 1.00% of the death benefit amount, depending on which optional death benefit option is elected, if any. For the Estate Enhancement Benefit II, Minnesota Life will deduct a daily charge from the assets of the Separate Account at a maximum annual charge ranging from 0.25% to 0.40% of average account value.

17. The Contract provides three standard annuity options: a life annuity, a life annuity with a period certain, or a joint and last survivor annuity. Minnesota Life may make other options available on request.

18. Minnesota Life will credit the contract value allocated to the sub-accounts and the fixed-interest accounts with a Credit Enhancement when total cumulative net purchase payments reach the aggregate levels set forth in the following table:

Cumulative Net Purchase Payments	Credit Enhancement Percentage
$250,000-$499,999.99	0.25%
$500,000-$749,999.99	0.50%
$750,000-$999,999.99	0.75%
$1,000,000 or more	1.00%

19. The term "cumulative net purchase payments" means the total of all purchase payments applied to the contract less any amounts previously withdrawn from contract value. Similar to the Prior Contracts contemplated by the 2008 Order, the amount of the Credit Enhancement to be credited will be calculated as follows: (a) cumulative net purchase payments; multiplied by (b) the applicable Credit Enhancement percentage from the table above; minus (c) any Credit Enhancements previously applied to contract value.

20. Minnesota Life will allocate the Credit Enhancement for the applicable purchase payment among the sub-accounts and fixed interest accounts the contract owner selects in accordance with a contract owner's current purchase payment allocation instructions. As disclosed in the prospectus for the New Contracts, Minnesota Life reserves the right to increase or decrease the amount of the Credit Enhancement or discontinue the Credit Enhancement in the future. In such case, Minnesota Life would seek any additional exemptive relief to the extent required.

21. Minnesota Life intends to recapture or retain the Credit Enhancements only in the following circumstances. First, Minnesota Life recaptures or retains 100% of the Credit Enhancements in the event that the contract owner exercises his or her cancellation right during the "free look" period. Second, Minnesota Life recaptures all of the Credit Enhancements added to the Contract within 12 months prior to the date any amounts are paid out as a death benefit. Any Credit Enhancement added to the Contract more than 12 months prior to the date any amount is paid out as a death benefit would not be recaptured. Third, Minnesota Life will recapture all of the Credit Enhancements added to the Contract within 12 months prior to the annuitization date of the Contract. Any Credit Enhancement added to the Contract more than 12 months prior to the date of annuitization would not be recaptured. (If

only a partial annuitization were elected, a *pro rata* portion of the Credit Enhancements

added to the Contract within 12 months of the annuitization date would be recaptured.)

22.   Investment gains attributable to the Credit Enhancement will not be recaptured. Since

Minnesota Life does not recapture the investment gain/loss attributable to the Credit

Enhancement, only the dollar amount of the Credit Enhancement added to the Contract is

recaptured in the circumstances described in the application.

23.   Finally, because it is not administratively feasible to track the Credit Enhancements in

the Separate Account which may still be subject to recapture, Minnesota Life deducts the daily

mortality and expense risk charge from the entire net asset value of the Separate Account. As a

result, the daily mortality and expense risk charge, and any optional benefit charges paid by any

contract owner may be greater than that which he or she would pay without the Credit

Enhancement.

Applicants' Legal Analysis:

1.   Applicants request that the Commission, pursuant to Section 6(c) of the 1940 Act,

grant the exemptions set forth below to permit Applicants to recapture Credit Enhancements

previously applied to purchase payments under the New Contracts: (1) in the event a contract

owner exercises his or her right to cancellation / "free look" under the New Contract; (2) if

the Credit Enhancements were added to the Contract within 12 months prior to the date any

amounts are paid out as a death benefit; and (3) if the Credit Enhancements were added to the

Contract within 12 months prior to the date of annuitization or partial annuitization of the

Contract.

2.   Section 6(c) of the 1940 Act authorizes the Commission to exempt any person,

security, or transaction, or any class or classes of persons, securities, or transactions, from the provisions of the 1940 Act and the rules promulgated under the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

3.   Appellants submit that the Credit Enhancement recapture is not a sales load. Rather, it is a recapture of a Credit Enhancement previously applied to a contract owner's purchase payments. Minnesota Life provides the Credit Enhancement from its general account on a guaranteed basis. The Contracts are designed to be long-term investment vehicles. If a contract owner withdraws his or her money during the free look period, if a death benefit is owed shortly after Credit Enhancements are applied, or if the Contract is annuitized before this anticipated period, Minnesota Life must recapture the Credit Enhancement subject to recapture in order to avoid a loss.

4.   Applicants submit that the proposed recapture of the Credit Enhancement would not violate Section 2(a)(32) or 27(i)(2)(A) of the 1940 Act or rule 22c-1 under the Act.   Minnesota Life would grant Credit Enhancements out of its general account assets. Applicants submit if Minnesota Life recaptures any Credit Enhancements or part of a Credit Enhancement in the circumstances described above, it would merely be retrieving its own assets.

5.   Applicants further submit that the operation of the proposed Credit Enhancements would not violate Section 2(a)(32) or 27(i)(2)(A) of the 1940 Act because the recapture of Credit Enhancements would not, at any time, deprive a contract owner of his or her proportionate share of the current net assets of the Separate Account.

6.   Applicant's assert that rule 22c-1 was intended to eliminate or reduce, as far as was reasonably practicable: (1) the dilution of the value of outstanding redeemable

securities of registered investment companies through their sale at a price below net

asset value or their redemption at a price above net asset value; or (2) other unfair

results, including speculative trading practices. Applicants submit that the industry and

regulatory concerns prompting the adoption of rule 22c-1 were primarily the result of

backward pricing, the practice of basing the price of a mutual fund share on the net asset

value per share determined as of the close of the market on the previous day. Applicants

submit that the Credit Enhancements do not give rise to either of the two concerns that

rule 22c-1 was designed to address. First, Applicants contend that the proposed Credit

Enhancements pose no such threat of dilution. A contract owner's interest in his or her

contract value or in the Separate Account would always be offered at a price based on

net asset value next calculated after receipt of the request. Second, Applicants submit

that speculative trading practices calculated to take advantage of backward pricing will

not occur as a result of Minnesota Life's recapture of the Credit Enhancement. Variable

annuities are designed for long-term investment, and by their nature, do not lend

themselves to the kind of speculative short-term trading that rule 22c-1 was designed to

prevent. More importantly, the Credit Enhancement recapture simply does not create

the opportunity for speculative trading.

7.   Applicants assert that the Credit Enhancement is generally beneficial to a contract owner.

The recapture tempers this benefit somewhat, but unless: (1) the contract owner exercises his or

her right to cancel the contract during the "free look" period, or (2) Minnesota Life applies

Credit Enhancements and pays a death benefit during the same 12-month period, or (3)

Minnesota Life applies Credit Enhancements and a contract owner annuitizes during the same

12-month period, the contract owner retains the ability to avoid the Credit Enhancement recapture. Applicants submit that as any earnings on Credit Enhancements applied would not be subject to recapture and thus would be immediately available to a contract owner. Applicants submit that the Credit Enhancement recapture does not diminish the overall value of the Credit Enhancement.

8. Applicants assert that recapture provision is necessary for Minnesota Life to offer the Credit Enhancement and prevent anti-selection – the risk that a contract owner would make significant purchase payments into the Contract solely to receive a quick profit from the Credit Enhancements and then withdraw his or her money. Applicants submit it would be unfair to Minnesota Life to permit a contract owner to keep his or her Credit Enhancement upon his or her exercise of the Contract's "free look" provision. Applicants submit it would also be unfair to Minnesota Life to permit a contract owner to keep his or her Credit Enhancements paid shortly before death benefits are paid or the contract is annuitized. Applicants further submit that because no additional DSC applies upon payment of a death benefit, a death shortly after the award of Credit Enhancements would afford a contract owner or a beneficiary a similar profit at Minnesota Life's expense. Finally, because no additional DSC applies on annuitization, if a contract owner annuitizes his or her contract shortly after the award of the Credit Enhancement, such event would afford a contract owner a similar profit at Minnesota Life's expense.

9. Applicants state that the Commission's authority under Section 6(c) of the 1940 Act to grant exemptions from various provisions of the 1940 Act and rules under that Act is broad enough to permit orders of exemption that cover classes of unidentified persons. Applicants request an order of the Commission that would exempt them, Minnesota Life's successors in interest, Future Accounts and Future Underwriters from the provisions of Sections 2(a)(32) and

27(i)(2)(A) of the 1940 Act and rule 22c-1 under the Act with respect to the Contracts. Applicants submit that the exemption of these classes of persons is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act because all of the potential members of the class could obtain the foregoing exemptions for themselves on the same basis as Applicants, but only at a cost to each of them that is not justified by any public policy purpose. As discussed in the application, the requested exemptions would only extend to persons that in all material respects are the same as Applicants.

10.   Applicants represent that any Future Contracts will be substantially similar in all material respects to the New Contracts, but particularly with respect to the Credit Enhancements and recapture of Credit Enhancements and that each factual statement and representation about the Credit Enhancement feature will be equally true of any Future Contracts.   Applicants also represent that each material representation made by them about the Separate Account and SFS will be equally true of Future Accounts and Future Underwriters, to the extent that such representations relate to the issues discussed in this Application. In particular, each Future Underwriter will be registered as a broker-dealer under the Securities Exchange Act of 1934 and be a member of FINRA.

11.   Based upon the foregoing, Applicants submit that recapture of the proposed Credit Enhancement involves none of the abuses to which provisions of the 1940 Act and rules thereunder are directed. The contract owner will always retain the investment experience attributable to the Credit Enhancement and will retain the principal amount in all cases except under the circumstances described in the Application. Further, Applicants assert that Minnesota Life should be able to recapture such Credit Enhancement to limit potential losses

associated with such Credit Enhancements.

Conclusions:

For the reasons set forth in the Application, the Applicants assert that the provisions for recapture of Credit Enhancements under the Contracts do not violate Section 2(a)(32) and 27(i)(2)(A) of the Act and rule 22c-1 under the Act and that the requested relief is consistent with the standards set forth in Section 6(c) of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary